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                         EXHIBIT A (Pursuant to Item 8)

Members of the Group:

Roland Manger (1) (2)

Thomas Schulz (1) (3)

Andreas Eder (1)

Rudolf Strobl (1)

Holger Timm (1)

Cybermind AG (1)


Notes

(1) Party to Pooling and Trust Agreement, dated August 18, 1997, as described in the Issuer's Form S-1, filed on September 18, 1998, as amended (the "Pooling Agreement"), which regulates the transfer and disposition of an aggregate of 5,160,000 shares of common stock.

(2) These securities are owned solely by Mr. Roland Manger, who is or may be a member of a "group" with Mr. Thomas Schulz and certain others as a result of the Pooling Agreement. Mr. Manger disclaims the existence of a group, disclaims beneficial ownership of any securities covered hereby owned by Mr. Schulz and disclaims beneficial ownership of any securities owned by any other person in the group. Includes 3,794 shares of the Issuer's Series A Preferred Stock converted to Common Stock on January 25, 2000 and 14,954 shares of the Issuer's Series A Preferred Stock converted to Common Stock on February 2, 2000.

(3) These securities are owned solely by Mr. Thomas Schulz, who is or may be a member of a "group" with Mr. Roland Manger and certain others as a result of the Pooling Agreement. Mr. Schulz disclaims the existence of a group, disclaims beneficial ownership of any securities covered hereby owned by Mr. Manger and disclaims beneficial ownership of any securities owned by any other person in the group. Includes 35,714 shares of the Issuer's Series A Preferred Stock converted to Common Stock on February 1, 2000.


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